File No. 812-14136

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e)

of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940

Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under

Section 12(d)(1)(J) of the 1940 Act for an exemption from

Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

PRINCIPAL MANAGEMENT CORPORATION,

PRINCIPAL EXCHANGE-TRADED FUNDS

and

PRINCIPAL FUNDS DISTRIBUTOR, INC.

Please send all communications to:

John W. Blouch, Esq.

Drinker Biddle & Reath, LLP

1500 K Street, N.W.

Washington, DC 20005-1209

With a copy to:

Michael D. Roughton, Esq.

The Principal Financial Group

Des Moines, IA 50392-0300

Page 1 of 47 sequentially numbered pages.

Exhibit Index appears at p. 41.

As filed with the Securities and Exchange Commission on March 28, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

PRINCIPAL MANAGEMENT CORPORATION,

PRINCIPAL EXCHANGE-TRADED FUNDS

650 8th Street

Des Moines, IA 50392

and

PRINCIPAL FUNDS DISTRIBUTOR, INC.

1100 Investment Blvd.

El Dorado Hills, CA 95762

File No. 812-14136

Amendment No. 1 to
Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

Summary of Application

In this amended application (“Application”), Principal Management Corporation (“PMC”), Principal Exchange-Traded Funds (the “Trust”) and Principal Funds Distributor, Inc. (“PFD” and, collectively with PMC and the Trust, “Applicants”) request an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Applicants are seeking an order under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“Actively-Managed Exchange-Traded Fund Relief”) to permit the Trust to create and operate an actively-managed investment series of the Trust (the “Initial Fund”) that offers exchange-traded shares.

As an initial matter, it is important to note that the U.S. Securities and Exchange Commission (“Commission” or “SEC”) has issued orders on exemptive applications that involved actively-managed exchange-traded funds seeking relief substantially identical to the relief that Applicants are requesting. [1]

Applicants request that the order requested herein apply to any future series of the Trust or of other existing or future open-end management companies that may utilize active management investment strategies (“Future Funds”). Any Future Fund will (a) be advised by PMC or an entity controlling, controlled by, or under common control with PMC (each such entity and any successor thereto included in the term “Adviser”), [2]  and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds.” Each Fund will operate as an exchange-traded fund (“ETF”).

The order would permit (i) Shares of the Funds (“Shares”) to trade on a Stock Exchange (as defined below) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable in large aggregations only (“Creation Units”); and (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units. Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the “Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into an FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).

[1]  See, e.g., In the Matter of Franklin Advisers, Inc., et al., IC Rel. Nos. 30312 (Dec. 19, 2012) (notice) and 30350  (Jan. 15, 2013) (order); In the Matter of AllianceBernstein Active ETFs, Inc., et al., IC Rel. Nos. 30305 (Dec. 13, 2012) (notice) and  30343 (Jan. 8, 2013) (order); In the Matter of Cambria Investment Management, L.P. and Cambria ETF Trust, IC Rel. Nos. 30302 (Dec. 12, 2012) (notice) and 30340 (Jan. 4, 2013) (order); In the Matter of T. Rowe Price Associates, Inc., et al., IC Rel. Nos. 30299 (Dec. 7, 2012) (notice) and  30336 (Jan. 2, 2013) (order); In the Matter of Salient Advisors, L.P. and Market Shares ETF Trust, IC Rel. Nos. 30254 (Oct. 31, 2012) (notice) and 30281 (Nov. 27, 2012) (order); In the Matter of Legg Mason ETF Trust, et al., IC Rel. Nos. 30237 (Oct. 22, 2012) (notice) and 30265 Nov. 16, 2012) (order); In the Matter of IndexIQ Advisors LLC and IndexIQ Active ETF Trust, IC Rel. Nos. 30166 (Aug. 13, 2012) (notice) and 30198 (Sep. 10, 2012) (order); In the Matter of Arrow Investment Advisers, LLC and Arrow Investments Trust, IC Rel. Nos. 30100 (Jun. 7, 2012) (notice) and 30127 (Jul. 3, 2012) (order); In the Matter of Federated Investment Management Company and Federated ETF Trust, IC Rel. Nos. 30093 (Jun. 1, 2012) (notice) and 30123 (Jun. 26, 2012) (order); In the Matter of Northern Trust Investments, Inc. et al., IC Rel. Nos. 30045 (Apr. 24, 2012) (notice) and 30068 (May 22, 2012) (order); In the Matter of Huntington Asset Advisors, Inc., et al., IC Rel. Nos. 30032 (Apr. 10, 2012) (notice) and 30061 (May 8, 2012) (order); In the Matter of RiverPark Advisors, LLC, et al., IC Rel. Nos. 29840 (Oct. 19, 2011) (notice) and 29863 (Nov. 17, 2011) (order); In the Matter of Russell Exchange Traded Funds Trust, et al., IC Rel. Nos. 29706 (Jun. 22, 2011) (notice) and 29727 (Jul. 19, 2011) (order); and  In the Matter of Eaton Vance Management, et al., IC Rel. Nos. 29591 (Mar. 1, 2011) (notice) and 29620 (Mar. 30, 2011) (order).

[2]  For purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Funds might include one or more ETFs which invest in other open-end and/or closed-end investment companies and/or ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1). [3]

All entities that currently intend to rely on the order are named as Applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in any in-kind transactions that may accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[3]  In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

I.                    Actively-Managed Exchange-Traded Funds

A.                  Applicants and Other Entities

1.                   The Trust.  The Trust is a statutory trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end series management investment company. The Trust will be overseen by a board of trustees ("Board") which will maintain the composition requirements of Section 10 of the 1940 Act. Each Fund will adopt fundamental policies consistent with the 1940 Act and will be classified as "diversified" or "non-diversified" under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the "regulated investment company" ("RIC") diversification requirements under the Internal Revenue Code of 1986, as amended ("Code").

2.                   The Adviser.  PMC will be the investment adviser to the Initial Fund. PMC is an Iowa corporation, with its principal office at 650 8th Street, Des Moines, Iowa 50392. PMC is and any other Adviser is or will be registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and,  subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Subadviser”). Any Subadviser will be registered under the Advisers Act or not subject to such registration. [4]

            3.         The Distributor.  The Trust will enter into a distribution agreement with one or more distributors (each, a “Distributor”).  PFD is expected to be the Distributor for the Initial Fund.  PFD is a Washington corporation with its principal office at 1100 Investment Blvd., El Dorado Hills, California 95762.  PFD is, and each other Distributor for a Fund will be, a Broker and will act as distributor and principal underwriter for one or more of the Funds. Each Distributor will distribute Shares on an agency basis. PFD is, and any other Distributor for a Fund may be, an “affiliated person” as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Adviser or any Subadviser. [5]  No Distributor is or will be affiliated with any Stock Exchange.

B.                  The Funds and their Investment Objectives

1.                   The Initial Fund and Its Investment Objective.  The Initial Fund will be a series of the Trust. The Trust will file a Registration Statement on Form N-1A, as amended, under the Securities Act of 1933 (the “Securities Act”) and 1940 Act for the purpose of registering the Shares of the Initial Fund. The investment objective of the Initial Fund will be to seek to provide a high level of current income as well as long-term capital appreciation. The Initial Fund will seek to achieve its investment objective by investing under normal conditions at least 50% of its net assets in a diversified portfolio of fixed income securities. The Fund will pursue long-term capital appreciation through investments in equity securities and alternative investments such as currencies, volatility indices and master limited partnerships.

[4]  Any Subadviser will be an “investment adviser” as defined in Section 2(a)(20) of the 1940 Act.

[5]  Applicants request that the requested order also apply to any Distributor for the Funds for so long as the Distributor continues to comply with the terms and conditions of this Application.  For purposes of this Application, the term “Distributor” includes PFD and each other Distributor.

2.                   All Funds and their Investment Objectives.  In addition to the instruments described above, each Fund reserves the right to invest in other instruments, including engaging in short sales (“Short Positions”), all in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder. Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies traded in the U.S. and/or in non-U.S. markets, assets, and other positions (“Portfolio Instruments”). To the extent consistent with other investment limitations, the Funds may invest in ETFs as well as shares of certain exchange-traded products that are not registered investment companies, [6]  cash and cash equivalents, mortgage- or asset-backed securities, including “to-be-announced transactions” or “TBA Transactions”, [7]  and may engage in forward commitment transactions, [8]  forward foreign currency contracts, options contracts, futures contracts or swap agreements. [9]  Funds may also invest in Depositary Receipts. Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary. [10]  A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser, as applicable, deems to be illiquid or for which pricing information is not readily available. Each Fund’s investment objective will not be considered to be fundamental and can be changed without a vote of its shareholders.

[6]  The Funds may invest in exchange-traded products that invest primarily in commodities or currency but otherwise operate in a manner similar to ETFs. The Funds may also invest in exchange-traded notes.

[7]  A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[8]  In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

[9]  If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund’s use of derivatives and (ii) how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[10]  Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S., entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants, any Adviser, any Subadviser or the Funds will serve as the depositary bank for any Depositary Receipts held by a Fund.

3.                   Benefits of Funds to Investors.  Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the lead market makers (“LMMs”) and/or designated liquidity providers (“DLPs”, and together with LMMs, “Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other active ETFs, the Funds: will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; will publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and will immediately reinvest interest received on Portfolio Instruments.

4.                   Benefits of Section 12(d)(1) Relief.  If Section 12(d)(1) Relief is granted, the Funds will offer the Investing Funds the benefits noted above.

C.                  Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

D.                  Exchange Listing

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. [11]  Neither the Adviser nor the Distributor nor any other affiliated person of the Adviser, the Fund, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Market Makers will be assigned to make continuous markets in Shares. [12]  As long as the Funds operate in reliance on the requested order, the Shares will be listed on the Stock Exchange.

E.                   Purchases and Redemptions of Shares and Creation Units

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each “Business Day,” which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the price of a Share will range from $20 to $200.

The price of Shares trading on the Stock Exchange will be based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on the Stock Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

1.                   Placement of Orders to Purchase Creation Units

a.                   General

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of the Funds will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). [13]

[11]  The identified parties may, of course, act in these capacities if permitted to do so by a Commission rule or exemptive order, or by a no-action letter issued by the SEC staff.

[12]  Unlike on other Stock Exchanges where an LMM may oversee trading in shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due to ownership of Shares, as described below.

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions), [14]  except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots; [15]  or

(c) TBA Transactions, Short Positions and other positions that cannot be transferred in kind [16]  will be excluded from the Creation Basket. [17]

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Cash Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Cash Amount, as described above;

[13]  The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[14]  The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

[15]  A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[16]  This includes instruments that can be transferred in kind only with the consent of the counterparty to the extent the Fund does not intend to seek such consents.

[17]  Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount.

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; [18]

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments (“Global Funds”), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) “cash-in-lieu” of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind. [19]

Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket, except to correct errors in the published Creation Basket. [20]

[18]  In determining whether a particular Fund will sell or redeem Creation Units on a cash or in-kind basis (whether for a given day or given order), the key consideration will be the benefit which would accrue to the Fund and its investors. For example, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments which may result in adverse tax consequences for the remaining Fund shareholders and which would not have occurred if the redemption had been made on an in-kind basis. As a result, tax considerations may warrant in-kind redemptions.

[19]  A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[20]  Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Subadviser or any other investment adviser to a Fund have or, prior to acting as investment adviser to a Fund, will have adopted written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and any Subadviser or any other investment adviser to a Fund have also adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent and detect the misuse of material nonpublic information in violation of the Advisers Act, Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (its “Inside Information Policy”). In addition, like the Adviser, Subadvisers, and any other investment advisers, the Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule. In accordance with the Code of Ethics and Inside Information Policy of the Adviser, Subadvisers, or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in either case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.                   NSCC Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (the “NSCC Process” and “DTC Process”, respectively). This is true for current ETFs which hold foreign securities (see international iShares and the international Vanguard ETFs, for example).

For Global Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or cash. The Deposit Instruments and/or cash must be delivered to the accounts maintained at the Custodian or applicable subcustodians. If applicable, the subcustodians will confirm to the Custodian that the required Deposit Instruments and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required Deposit Instruments and/or cash have been delivered. The Distributor will then furnish the purchaser with a confirmation and the Fund’s prospectus (“Prospectus”).

The Shares will clear and settle in the same manner as the shares of other ETFs and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

Equity securities will be processed either through an enhanced clearing process or through a manual clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (i.e., the DTC Process), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The Custodian will monitor the movement of the Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter. [21]  Applicants do not believe the issuance and settlement of Deposit Instruments and/or cash in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

c.                    Transaction Fees

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. [22]  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units. [23] Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Creation Units of any Fund may be increased, decreased or otherwise modified.

[21]  Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each fixed income fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

[22]  In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

                        d.         Timing and Transmission of Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor no later than one hour prior to the NAV Calculation Time. On days when a Stock Exchange or the bond markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and/or any applicable cash, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Deposit Instruments has been completed and/or any applicable cash has been received. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and/or cash have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

[23]  Where a Fund, as described in section 1.E.1.a, permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying or selling those particular Deposit or Redemption Instruments.

2.                   Payment for Creation Units

a.                   General

Persons purchasing Creation Units from the Funds must transfer the Deposit Instruments and/or cash, plus the applicable Transaction Fee. With respect to any cash payment, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3).

b.                   Global Funds

An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Deposit Instruments and/or cash. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act. The instruments and the number of the Deposit Instruments will change as the Portfolio Instruments change and are rebalanced from time to time by the Adviser in light of the investment objective of such Fund.

3.                   Rejection of Creation Unit Purchase Orders

As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(1) the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2) the acceptance of the Creation Basket would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3) the acceptance of the Creation Basket would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4) the acceptance of the Creation Basket would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

4.                   Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). [24]  To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Applicants currently contemplate that Creation Units of the Initial Fund will be redeemed principally in-kind (together with a Cash Amount). Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.

Redemptions of Creation Units for cash will occur through procedures that are analogous (in reverse) to those for purchases, as described above in section I.E.1.a. All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or in a redemption that includes cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Redemption Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Redemption Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

[24]  In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date.  The Trust or any Fund may be so terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote.  Although the Shares are not automatically redeemable upon the occurrence of any such termination, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit.  Therefore, in the event of such a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable.  In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners, with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

For Global Funds, a redemption request will not be made through DTC. Rather, for Global Funds, a redemption request will be processed through the sub-custodian network described in Section I.E.2.b above.

Creation Units of the Initial Fund and certain Future Funds will be redeemed principally in kind. However, each Fund has the right to make redemption payments in kind, in cash or a combination of each, as described above in Section I.E.1.a, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

5.                   Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchase or sale of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.

F.                   Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro ratabasis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

G.                  Shareholder Transaction and Operational Fees and Expenses

Neither sales charges (or loads) for purchases of Shares are currently expected to be imposed by the Adviser nor are Rule 12b-1 distribution fees currently expected to be imposed by any Fund, although Applicants reserve the right to impose such fees in the future.  Each Fund may charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Adviser or some other party.

Each Fund’s investment management contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The management fees paid by the various Funds may differ.

The Adviser or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

H.                  Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

I.                    Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include the Prospectus for each Fund, which may be downloaded.

The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”), [25]  and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge. [26]

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

[25]  The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

[26]  Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

J.                    Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

K.                  Third Party Broker Dealer Issues

Because Creation Units will be offered continuously to the public and, as such, new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons may be cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

II.                  Funds of Actively-Managed Exchange-Traded Funds

A.                  The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which they seek to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control or is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.                  Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds (other than an FOF ETF) beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.                  Fees and Expenses

Shares of the Funds will be sold by the Fund without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.                  Conditions and Disclosure Relating to Section 12(d)(1) Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into an FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.

III.               Request for Exemptive Relief and Legal Analysis

Applicants request a Commission order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.                  Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually  redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust and any Fund to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively-managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively-managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Instruments which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of other index-based and actively-managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.                  Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange [27]  at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

[27]  Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.

In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain immaterial. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.                  Section 22(e) of the 1940 Act

Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Global Funds under the circumstances described below. [28]

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

[28]  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that they may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Global Fund. Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum 14 days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application has been granted previously.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

D.                  Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal -- knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful:

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal -- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as:

the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction including the consideration to be paid or received, are reasonable and fair, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own more than 5% or more, or in excess of 25%, of their outstanding shares, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the outstanding shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Absent the circumstances discussed in Section I.E.1.a of the Application, each Business Day: the Deposit Instruments for a Fund will be the same for all purchasers and will correspond pro rata to the Fund’s Portfolio Instruments; and the Redemption Instruments for a Fund will be the same for all redeemers and will correspond pro rata to the Fund’s Portfolio Instruments. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.                   Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company. [29]  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. [30]  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.” [31]

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies). [32]  These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth(the “PPI Report”). [33]

[29]  House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[30]  Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[31]  House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[32]  See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser. The condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate, on the one hand, and the Fund or a Fund Affiliate on the other. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

[33]  Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1) (A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830. [34]

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company. [35]  No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent the Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act) or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

F.                   Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in any accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person, or any affiliated person of an affiliated person, of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund could be prohibited, as could any accompanying in-kind transactions. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[34]  Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

[35]  Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

            (i)         the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

            (ii)        the proposed transaction is consistent with the policy of each registered investment company concerned; and

            (iii)       the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement. [36] Further, absent the circumstances discussed in Section I.E.1.a of the Application, each Business Day: the Deposit Instruments for a Fund will be the same for all purchasers and will correspond pro ratato the Fund’s Portfolio Instruments; and the Redemption Instruments for a Fund will be the same for all redeemers and will correspond pro rata to the Fund’s Portfolio Instruments.

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

G.                  Discussion of Precedent

The Actively-managed Exchange-Traded Fund Relief and Section 12(d)(1) Relief are substantially identical to the relief previously granted by the Commission. [37]

[36]  To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that may accompany such sales and redemptions.

[37]  See supra note 1.

IV.                Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.                  Actively-Managed Exchange-Traded Fund Relief

1.  As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.  Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.  The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.  On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

5.  The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.  The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.                  Section 12(d)(1) Relief

1.  The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.  No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.  The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.  Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of the Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.  The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.  No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.  The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.  Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.  Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute an FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.  Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.  Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.  No Fund relying on this Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that the Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act) or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their respective addresses are as follows:

Principal Management Corporation, Inc.

650 8th Street

Des Moines, IA 50392

Principal Exchange-Traded Funds

650 8th Street

Des Moines, IA 50392

Principal Funds Distributor, Inc.

1100 Investment Blvd.

El Dorado Hills, CA 95762

Applicants further state that all communications concerning this Application should be directed to John W. Blouch, Esq., Drinker Biddle & Reath, LLP, 1500 K Street, N.W., Washington, DC 20005-1209, telephone:  (202) 230-5422, fax: (202) 842-8465.  Copies should be directed to Michael D. Roughton, Esq., The Principal Financial Group, Des Moines, IA 50392-0300.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that all requirements of its Articles of Incorporation or Agreement and Declaration of Trust, as applicable, and By-laws have been complied with in connection with the execution and filing of the Application, and the undersigned officer of each of the Applicants is fully authorized to execute this Application and any amendments hereto.  The resolutions adopted by the respective Applicants that authorize the filing of the Application and any amendments hereto are attached hereto as Exhibits A-1, A-2 and A-3.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by the Application.

Respectfully submitted,
Dated: March 28, 2013	Principal Management Corporation By: _/s/ Michael J. Beer_ Name: Michael J. Beer Title: Executive Vice President and Chief Operating Office
Dated: March 28, 2013	Principal Exchange-Traded Funds By: _/s/ Michael J. Beer_ Name: Michael J. Beer Title: Trustee
Dated: March 28, 2013	Principal Funds Distributor, Inc. By: _/s/ Michael J. Beer_ Name: Michael J. Beer Title: Executive Vice President

Exhibit Index

A.  Authorizations

                                        1. Principal Management Corporation

                                        2. Principal Exchange-Traded Funds

                                        3. Principal Funds Distributor, Inc.

B.  Verifications

                                         1. Principal Management Corporation

                                         2. Principal Exchange-Traded Funds

                                         3. Principal Funds Distributor, Inc.

Exhibit A-1

Authorization

Principal Management Corporation

            I, Patricia A. Barry, do hereby certify that I am the Assistant Corporate Secretary of Principal Management Corporation and that the following resolution was duly adopted by the Board of Directors of such corporation on January 13, 1998, and remains in full force and effect as of the date hereof:

“RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officers as may be designated, by the Chairman or the President, be and hereby authorized and directed to prepare for the corporation individually, or individually or jointly with Princor Financial Services Corporation, any registered investment company or companies for which Princor Financial Services Corporation and/or Principal Management Corporation serve as investment advisor or principal underwriter, respectively, Principal Mutual Life Insurance company or any affiliate, including any of its separate accounts, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”), for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.”

            IN WITNESS WHEREOF, I have executed this certificate on this 21st day of March, 2013.

                                      /s/ Patricia A. Barry

                                     _________________________________

                                     Patricia A. Barry

                                     Assistant Corporate Secretary

                                     Principal Management Corporation

Exhibit A-2

Authorization

Principal Exchange-Traded Funds

I, Michael J. Beer, do hereby certify that I am the sole Trustee of Principal Exchange-Traded Funds (the “Trust”) and that the following resolution was duly adopted by the Trustee of the Trust on March 5, 2013, and remains in full force and effect as of the date hereof:

            RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of the Trust as may be designated from time to time by the Chairman or the President, with such assistance from the Trust’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Trust individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Trust such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 21st day of March 2013.

                                                          By: _/s/_Michael J. Beer______

                                                          Name: Michael J. Beer

                                                          Trustee

                                                          Principal Exchange-Traded Funds

Exhibit A-3

Authorization

Principal Funds Distributor, Inc.

I, Patricia A. Barry, do hereby certify that I am the Assistant Corporate Secretary of Principal Funds Distributor, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation on March 19, 2013 and remains in full force and effect as of the date hereof:

            RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officers as may be designated by the Chairman or the President, be and hereby are authorized and directed to prepare for the corporation individually, or individually or jointly with Principal Management Corporation, any registered investment company or companies for which Principal Funds Distributor, Inc. and/or Principal Management Corporation serve as principal underwriter or investment advisor, respectively, Principal Life Insurance Company or any affiliate, including any of its separate accounts, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”), for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 21st day of March 2013.

                                                    /s/ Patricia A. Barry

                                                    _________________________________

                                                    Patricia A. Barry

                                                    Assistant Corporate Secretary

                                                    Principal Funds Distributor, Inc.

Exhibit B-1

Verification

Principal Management Corporation

The undersigned states: that he has duly executed the attached Application Amendment, dated March 28, 2013, for and on behalf of Principal Management Corporation; that he is Executive Vice President and Chief Operating Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                          By: _/s/_Michael J. Beer______

                                                          Name: Michael J. Beer

                                                          Title: Executive Vice President and

                                                                    Chief Operating Officer

Exhibit B-2

Verification

Principal Exchange-Traded Funds

The undersigned states: that he has duly executed the attached Application Amendment, dated March 28, 2013, for and on behalf of Principal Exchange-Traded Funds; that he is the sole Trustee of such company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                          By: _/s/_Michael J. Beer______

                                                          Name: Michael J. Beer

                                                          Title: Trustee

Exhibit B-3

Verification

Principal Funds Distributor, Inc.

The undersigned states: that he has duly executed the attached Application Amendment, dated March 28, 2013, for and on behalf of Principal Funds Distributor, Inc.; that he is Executive Vice President of such company; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                          By: _/s/_Michael J. Beer______

                                                          Name: Michael J. Beer

                                                          Title: Executive Vice President

DC01/ 3059814.8